FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED
BY NOVATEL WIRELESS, INC. (NWI – 0001)

August 20, 2011

TRANSMITTED BY EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4-6

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Novatel Wireless, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 16, 2011

Form 10-Q for the Fiscal Quarter Ended March 31, 2011 Filed May 10, 2011

File No. 0-31659

Dear Mr. Spirgel:

This letter sets forth the responses of Novatel Wireless, Inc. (the “Company”) to the comments set forth in the Staff’s letter dated August 5, 2011 regarding certain Company filings made pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this letter, we set forth each comment from the Staff’s letter followed by the Company’s response.

Pursuant to 17 C.F.R. §200.83, we are requesting confidential treatment for a portion of our response below. We request that this portion, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such information to the undersigned with a copy to General Counsel, Novatel Wireless, Inc., 9645 Scranton Road, San Diego, California 92121.

Mr. Larry Spirgel	FOIA CONFIDENTIAL TREATMENT REQUEST
August 20, 2011	CONFIDENTIAL TREATMENT REQUESTED
Page 2	BY NOVATEL WIRELESS, INC. (NWI – 0002)

Form 10-K for the Year Ended December 31, 2010

Sales and marketing, page 5

1.	Comment: We note that you sell your M2M Products and Solutions primarily through your own direct sales force in a model “that is primarily direct touch with indirect fulfillment.” Tell us what you mean and explain to us how this relates to your revenue recognition process.

Response: Our reference to “direct touch” refers to our sales and marketing relationships with our customers. Our reference to “indirect fulfillment” refers to our supply chain strategy of outsourcing our product production to contract manufacturers. We maintain the supply relationship with our contract manufacturers. Our customers do not have any ability to order our products directly from our contract manufacturers. Our customers must order our products directly from us.

Our M2M products (products from this segment result from our acquisition of Enfora, Inc. on November 30, 2010) are either drop shipped to our customers from the contract manufacturer or shipped from an Enfora warehouse location. We acknowledge the Staff’s comment and will clarify this disclosure in future filings.

The Company’s revenue recognition for M2M Products and Solutions follows the general guidelines under existing accounting rules. Please see response to Comment No. 4 below for further information on the Company’s existing revenue recognition policy.

Backlog, page 7

2.	Comment: As stated herein, you do not believe that “backlog is currently a meaningful indicator of (y)our future business prospects due to the many variables, some of which are outside (y)our control...” However, in a press release contained in Exhibit 99 of your Form 8-K filed on February 24, 2011, you stated “Our backlog remains strong and we expect to enter the second quarter with a number of next generation products launching in the marketplace.” In a subsequent press release contained in your Form 8-K filed May 11, 2011, you stated “We have plenty of work yet to do as we execute on our business strategy, but our backlog continues to grow, providing considerably improved visibility.” In order that your investors may have a better appreciation of your backlog strength and growth, please disclose your backlog data. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Response: We continue to believe that under most circumstances our backlog is not a meaningful indicator of our future business prospects and that it does not meaningfully correlate at a given point in time to subsequent near term revenue levels. This typical lack of correlation is driven by the generally short lead time of 45 days or less between receipt of customer purchase orders and corresponding shipment of products and the frequency with which projected or requested delivery dates and unit quantities change. Presented in Exhibit A to this letter is backlog and revenue trend data for the last 14 quarters. At the end of any given fiscal quarter, our recorded backlog might or might not translate into revenue during the next succeeding quarter or a later fiscal quarter.

Mr. Larry Spirgel	FOIA CONFIDENTIAL TREATMENT REQUEST
August 20, 2011	CONFIDENTIAL TREATMENT REQUESTED
Page 3	BY NOVATEL WIRELESS, INC. (NWI – 0003)

The purpose of our reference to our strong backlog in the February 24, 2011 press release was to disclose that our backlog level reflected significant orders for next generation products that were not reflected in the Q1 revenue guidance due to delayed product launches.

Similarly, our reference to our backlog in the May 5, 2011 press release was intended to disclose the source of our confidence in our Q2 guidance related to the launching of our new products during Q2.

In contrast to our backlog, we believe that our financial guidance, which we furnish to our investors on a quarterly basis, presents a more complete picture of our anticipated revenue for the stated period. While our guidance typically incorporates elements of our backlog as of the announced date, it is determined on the basis of a number of factors, including our then current customer base, historical purchasing and delivery rescheduling patterns and existing manufacturing capacity and component constraints. Nevertheless, we do acknowledge and understand the Staff’s comment regarding the identified press release disclosure and the provisions of Item 101(c)(1)(viii) of Regulation S-K.

Item 101(c)(1)(viii) of Regulation S-K notes that the requested disclosures should be provided to the extent they are material to an understanding of the registrant’s business taken as a whole. We believe, based on our historical backlog volatility and the ability of our customers to modify unit quantities and product delivery dates, that backlog is not material to understanding our business and could possibly be misleading if interpreted as such. Therefore, we do not believe it is appropriate to disclose backlog data in our public reports so as to be used as a basis for investors to assess anticipated revenue.

Based on the above, we respectfully request that the Staff reconsider this comment.

If we fail to develop and timely introduce, page 10

3.	Comment: Per your disclosure, you enter into contracts with some customers pursuant to which you develop products for later sale to that customer, and that you price the products to be sold under these contracts based on your estimated development, production, customer support and warranty costs. Tell us how you account for the revenues and costs related to such contract arrangements and what your typical payment terms are. Refer to your basis in the accounting literature.

Response: The discussion on page 10 in our 2010 Form 10-K regarding customer development and product arrangements is a legacy reference predominantly for activity occurring prior to 2008. In prior years, the Company engaged in arrangements involving the bundling of both contracted product development and sale of products to customers.

Mr. Larry Spirgel	FOIA CONFIDENTIAL TREATMENT REQUEST
August 20, 2011	CONFIDENTIAL TREATMENT REQUESTED
Page 4	BY NOVATEL WIRELESS, INC. (NWI – 0004)

During the year ended December 31, 2010, we recorded $7,000 of revenue associated with development and product arrangements involving the bundling of both contracted product development and sale of products to customers (under a previously existing arrangement resulting from our acquisition of Enfora, Inc. on November 30, 2010). For the years ended December 31, 2009 and 2008 the Company had no such arrangements.

During 2008, we engaged in research and development activity under a development arrangement with one of our component suppliers, and recorded $1.8 million in revenue upon the completion of that arrangement under the completed contract methodology of revenue recognition. That arrangement did not include any product sales and is noted on page 5 of the 2010 Form 10-K under the caption “Product Research and Development.” No development revenue was recorded for the years ended December 31, 2010 and 2009.

We continue to review potential business development opportunities that involve the potential for bundled development and product sale arrangements. As a result, we believe that disclosure of the risks associated with such arrangements is relevant. If we were to enter into such arrangements, we would then address the appropriate revenue accounting under the relevant accounting standards and guidance, including SAB 104, ASU 2009-13, and others as deemed applicable.

Revenue Recognition, page 34

4.	Comment: We note your basis for revenue recognition for product sales which are predicated primarily on delivery. With a view towards clarification of your revenue recognition policy disclosure, explain to us how you considered all the other requirements for revenue recognition set forth in SAB 104.

Response: For the three year period covered by the financial statements included in our 2010 Form 10-K, significantly all revenue was associated with single accounting unit sales of hardware. As a result, the Company recorded revenue associated with the agreed upon price on single unit hardware sales, and accrued any estimated costs of post-delivery performance obligations, such as warranty obligations.

The Company recognizes revenue when it is realized or realizable and earned. Generally, we consider the four basic revenue recognition criteria discussed under SAB 104 when assessing appropriate revenue recognition as follows:

•	Criterion #1 - Persuasive evidence of an arrangement must exist at the cutoff point:

•	The final arrangement between the Company and the customer must be documented in writing via a contract and/or an accepted customer PO.

•	Documentation, original (and modified), must be effective and executed prior to period cutoff.

Mr. Larry Spirgel	FOIA CONFIDENTIAL TREATMENT REQUEST
August 20, 2011	CONFIDENTIAL TREATMENT REQUESTED
Page 5	BY NOVATEL WIRELESS, INC. (NWI – 0005)

•	Documentation should be subject to review and authorization by designated staff within the Company, with appropriate counterparty approval by the customer’s representative.

•	Criterion #2 - Delivery has occurred:

•	For hardware sales, ownership and risk of loss, both legal and substantive, must have passed to the customer by the period end cutoff point.

•

No significant, non-warranty, delivery or service performance requirements (essential and non-perfunctory non-warranty delivery and service requirements) can remain as of the cutoff point for the delivered revenue unit.

•	Delivery for the revenue unit is complete (for example, all components and packaging have been provided to the customer).

•	Criterion #3 - The Company’s price to the buyer must be fixed or determinable:

Price must either be known or estimable with reasonable certainty.

•	We also consider whether terms such as return rights or future concessions may preclude determining that the price is fixed at time of shipment.

•

Any agreed to, potential or contingent modifications to the stated price via rebates, marketing development fund arrangements, discounts to invoice price, and any other pricing concessions if present are considered in the Company’s revenue accounting.

•	Criterion #4 - Collectibility is reasonably assured:

•	Revenue is recognized if it is reasonably assured that customers will pay, having the financial wherewithal to pay and the amount will be collected within or around the stated invoice payment terms.

•	We assess payment terms also to ensure that such terms are within acceptable industry standards for the sales transactions. In our business, this typically ranges from credit terms of 30 to 90 days.

Mr. Larry Spirgel	FOIA CONFIDENTIAL TREATMENT REQUEST
August 20, 2011	CONFIDENTIAL TREATMENT REQUESTED
Page 6	BY NOVATEL WIRELESS, INC. (NWI – 0006)

Additionally, the Company adopted ASU 2009-13 and ASU 2009-14 effective for our fiscal year beginning January 1, 2010; however, the adoption of those standards did not have any material impact to our revenue accounting. This was due to the lack of any significant change in our existing revenue accounting that resulted predominantly from the accounting guidance offered in SAB 104 on single unit revenue transactions with respect to our hardware sales. The Company noted the adoption of these standards and the lack significant revenues from both multi element arrangement and software sales during each of the years 2010, 2009, and 2008, in our Footnote 1 to our December 31, 2010 financial statements included in our 2010 Form 10-K.

The Company will clarify its revenue recognition policy disclosure related to the consideration of all the other requirements under SAB 104 in future filings.

Fair Value Measurement of Assets and Liabilities, page F-17

5.	Comment: For each class of assets reported under Level 2, please disclose the valuation technique (or multiple valuation techniques) and the inputs used in determining their respective fair values. Refer to paragraph 50-2(e) of ASC 820-10 and examples in paragraphs 820-10- 55-22A through 55-22B.

Response: For each class of assets reported under Level 2 we used the following valuation techniques and inputs.

Asset	Valuation Techniques	Inputs

Corporate debentures/bonds	Pricing services and broker pricing information.	Benchmark yields, reported trades and broker/dealer quotes, two-sided markets and industry & economic events.

Municipal bonds	Pricing services and broker pricing information.	Benchmark yields, reported trades, broker/dealer quotes; including Municipal Securities Rule Making Board reported trades and material event notices.

Certificates of deposit	Pricing services and broker pricing information.	Broker quotes, yield to maturity, and benchmark yields.

Government agency securities	“ECNs” Electronic Communication Networks and broker feeds.	Benchmark yields, trade data and broker/dealer quotes; including vendor trading platform data.

The Company will include a discussion of the valuation techniques and inputs used in accordance with paragraph 50-2(e) of ASC 820-10 in future filings.

Quarterly Financial Information, page F-35

6.	Comment: Please explain to us why your revenues significantly increased during the fourth quarter of 2010. In particular, tell us in detail

•	the extent of your expanded addressable market;

•	the broadened product portfolio which significantly contributed to the revenue increase; and

•	The added diverse base of customers and the nature of their purchases. In this regard, we note your disclosures in your Form 8-K filed on February 24, 2011.

Mr. Larry Spirgel	FOIA CONFIDENTIAL TREATMENT REQUEST
August 20, 2011	CONFIDENTIAL TREATMENT REQUESTED
Page 7	BY NOVATEL WIRELESS, INC. (NWI – 0007)

Response: The increase in revenue during Q4 was primarily attributable to a large order from Verizon Wireless for our 3G MiFi mobile hot spot products. These products were ordered for delivery in Q4 by Verizon Wireless to support a holiday period promotion offering their customers a bundled purchase of a MiFi with an Apple iPad tablet.

Our comments regarding our expanded addressable market, broadened product portfolio and the added diverse base of customers were related to our November 30, 2010 acquisition of Enfora, Inc. and were intended to address our prospective customer diversification. The acquisition of Enfora was not the primary driver of the Q4 revenue increase.

Form 10-Q for the Quarter Ended March 31, 2011

Mobile Computing Products, page 18

7.	Comment: We note that you attributed the significant decrease in first quarter revenues to the 4G product transition, which affected the demand for your older generation products as telecom carriers continued to upgrade their networks to 4G. It remains unclear to us why there was a surge in sales, presumably from your older generation products, during the fourth quarter of 2010, when you had planned to roll out your 4G products during the first quarter of 2011. Please advise us.

Response: As discussed above in response to Comment No. 6, sales in Q4 2010 were primarily attributed to large orders from Verizon Wireless that we received for our 3G older generation MiFi mobile hot spot for their promotion of a bundled purchase of the MiFi and Apple iPad tablet.

* * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing in accordance with the Exchange Act and all applicable Exchange Act rules;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel	FOIA CONFIDENTIAL TREATMENT REQUEST
August 20, 2011	CONFIDENTIAL TREATMENT REQUESTED
Page 8	BY NOVATEL WIRELESS, INC. (NWI – 0008)

Please advise me or Ms. Catherine Ratcliffe of the Company at 858-812-3200 or 858-812-0660, respectively, if you have any questions regarding the foregoing.

Sincerely,

/s/ Kenneth G. Leddon
Kenneth G. Leddon

cc:	Robert S. Littlepage, Accountant Branch Chief, w/encl.

Kathryn Jacobson, Senior Staff Accountant, w/encl.

Catherine F. Ratcliffe, w/encl.

Richard Duckworth, w/encl.

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED
BY NOVATEL WIRELESS, INC. (NWI – 0009)

Exhibit A

Novatel Wireless, Inc.

Table of Revenue and Backlog Data

Novatel Wireless Inc.

Revenue and Backlog Data

USD

Metrics	2008 Q1	2008 Q2	2008 Q3	2008 Q4	2009 Q1	2009 Q2	2009 Q3	2009 Q4	2010 Q1	2010 Q2	2010 Q3	2010 Q4	2011 Q1	2011 Q2
Backlog Quarter End	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Revenue		89,629,743	78,397,814	65,114,755	70,393,182	84,099,691	94,292,855	88,635,916	72,238,508	71,822,526	75,602,162	112,801,437	49,795,513	105,781,246

Prior Qtr End BL as % of Current Qtr Rev		[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]